NOVAWEST RESOURCES INC. 82-3822

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver
British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 683-8903
Website: www.novawest.com E-Mail: novawest@novawest.com

For Immediate Release

Novawest Targets Central Quebec - Strategically Acquires 180,000 Acres in the Chibougamau Gold-Copper Camp

Vancouver, Monday November 8 2004, 11:30 a.m. PST

Novawest Resources Inc., is pleased to announce that the Company has now acquired a 100% interest in approximately 1750 claims and claim cells strategically located in the renowned Chibougamau Gold-Copper Camp in central Quebec. The number of claims is subject to increase as the company awaits Government acceptance. This key assemblage, aptly named the Odyssey, encompasses approximately 180,000 acres. The targeted acquisition and staking program was aggressively and systematically carried out over an 8-week period. The Odyssey covers hundreds of claims to the west of Chibougamau, carries on in an easterly direction taking out most of the available ground to the south of the historic Chibougamau mine sites and most of nearby Chibougamau Lake (approximate dimensions are 15 x 9 kilometres) and then continues in a east-northeasterly direction to the location of the past-producing Icon Mine site, that the company has also acquired to complete the package. The Odyssey Project is approximately 45 kilometres east to west and 12 kilometres north to south.

The once-prolific Chibougamau Camp has been largely ignored for the last 15-20 years and is a prime target for modern, model-driven exploration strategies, a specialty of Novawest. Aside from the prolific gold-copper deposits for which the area is known, Novawest believes it is possible that the Chibougamau camp could host IOCG (Iron Oxide-Copper-Gold) deposits similar to the Olympic Dam and Ernest Henry deposits of Australia and others in Chile, Peru and Scandinavia as a number of the necessary characteristics appear to be in place. IOCG deposits are certainly one of the most attractive exploration targets for mineral exploration companies worldwide. Novawest will implement significant refinements made available in recent years to its model-based exploration strategy in order to thoroughly explore the area for IOCG deposits. Current comparative data on other known deposits will provide key comparative information when considering geological setting, timing, processes, mineralogy and alteration of the Chibougamau setting. Novawest's multi-year exploration program in and around Chibougamau will be geologically and geophysically driven.

dw 11/30

The Chibougamau Camp, 480 kilometres north of Montreal, is very well known as one of Quebec's most significant gold and copper producing areas. Over the past 55 years the camp has hosted more than 33 significant gold and copper mines, which combined, have produced more than 2.9 billion pounds of copper and 7.2 million ounces of gold as well as significant amounts of silver and zinc.

Chibougamau is centrally located just to the east of Quebec's Val d'Or, Rouyn-Noranda, and Matagami gold camps, just north-west of the Chicoutimi gold camp, and just to the south of the Otish Mountain and Wemindji diamond plays. The region is currently undergoing mine re-openings, feasibility work on potential new mines and is experiencing tremendous excitement regarding diamond exploration to its north. Mining and mineral exploration infrastructure and manpower are in place locally. Novawest's Odyssey project is easily accessible by road and can be worked year-round.

Some several hundred metres from the Odyssey Project's north-central claim boundary Campbell Resources Inc. is completing its re-launch of the Copper Rand Mine, a past producer being put back into production at a cost of some $60 million. The infrastructure of the Copper Rand has been completely renewed and ore reserves increased. It is reported that the Copper Rand will have average annual output of 35,000 ounces of gold and 15 million pounds of copper.

Novawest's 2004-2005-exploration program on the Odyssey, including surface sampling and diamond drilling, is currently being carried out and a local core storage compound has been set up in preparation. Some samples have been mapped and logged and are currently under analysis with results pending.

Novawest: TSX Venture Exchange Listed - Symbol "**NVE**", S.E.C. Exemption 12(g) 3-2(b), Frankfurt Exchange Listed - Symbol "**NWM**" File No. 82-3822 Website - Standard & Poors Listed Dun & Bradstreet Listed

Novawest invites the public to visit its website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman